SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                             Commission File Number:

(Check one)

  [_] Form 10-K and Form 10-KSB
  [_] Form 11-K
  [X] Form 20-F Form 10-Q and Form 10-QSB Form N-SAR

      For period ended September 30, 2006

  [_] Transition Report on Form 10-K and Form 10-KSB
  [_] Transition Report on Form 20-F
  [_] Transition Report on Form 11-K
  [_] Transition Report on Form 10-Q and Form 10-QSB
  [_] Transition Report on Form N-SAR

       For the transition period ended _______________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant GRAN TIERRA ENERGY, INC.
                        ------------------------

Former name if applicable ___________________________________

Address of principal executive office
(Street and Number) 300 - 611 10th Avenue SW
                    ------------------------

City, State and Zip Code Calgary, Alberta, Canada  T2R 0B2
                         ---------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company intends to file audited consolidated financial statements for the nine months ended September 30, 2006 in connection with its registration statement on Form SB-2. As a result of the Company's continued work on those audited financial statements, the Company is unable to file the Form 10-QSB in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.


                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification.


         James Hart                403                  265-3221
         ----------                ---                  --------
           (Name)              (Area Code)         (Telephone Number)


    (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [_] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [_] Yes     [X] No

                            Gran Tierra Energy, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2006           By: /s/ James Hart
                                      James Hart
                                      Chief Financial Officer